UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-35123 CUSIP NUMBER Y2745C102

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Golar LNG Partners LP
Full Name of Registrant

Not applicable
Former Name if Applicable

Par-la-Ville Place, 14 Par-la-Ville Road
Address of Principal Executive Office (Street and Number)

Hamilton, HM 08, Bermuda
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Golar LNG Partners LP (“we,” “us” or “our”) was unable to file its Annual Report on Form 20-F (the “Annual Report”) within the period required by the Securities Exchange Act of 1934, as amended, because the preparation of our financial statements was delayed while we negotiated with lenders to refinance and amend certain of our credit facilities and to obtain waivers under our $285.0 million credit facility (the “Golar Partners Facility”) and our $125.0 million credit facility (the “Golar Freeze Facility”).  The Golar Partners Facility and the Golar Freeze Facility contain covenants requiring that Golar LNG Limited (“Golar”) continue to control our board of directors.  Following our first annual meeting of common unitholders on December 13, 2012, Golar ceased to control our board of directors, as the majority of its members became electable by the holders of our common units, a majority of which are held by parties who are not affiliated with Golar.  As a result of the foregoing, we were required to obtain waivers from the lenders under the Golar Partners Facility and the Golar Freeze Facility, without which we would have been in breach of the change of control covenants contained therein.  We obtained the last of these waivers on April 30, 2013.

Due to the complexities involved in the negotiations with our lenders and the related impact on our accounting and financial resources, we were unable to file the Annual Report by the 5:30 p.m. EDGAR filing cut-off on April 30, 2013, the prescribed due date for the filing of the Annual Report, without undue effort and expense.  We filed the Annual Report on April 30, 2013 after the 5:30 p.m. EDGAR cut-off and received a filing date of May 1, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Graham Robjohns	N/A	44 20 763 7900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see the Annual Report filed on May 1, 2013.

Golar LNG Partners LP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 1, 2013	By:	/s/ Graham Robjohns
		Name:	Graham Robjohns
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).